Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

December 21, 2018

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:
Tidal ETF Trust (the “Trust”)
File Nos. 333-227298, 811-23377
Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 1 (the
“Amendment”) to the Trust’s Registration Statement on Form N-1A as Filed on December 21, 2018

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Amendment be accelerated so that the same will become effective at 12:00 p.m., Eastern time, on Friday, December 21, 2018, or as soon as practical thereafter.

In connection with this request, Foreside Fund Services, LLC, the underwriter for the Trust, has also signed this letter requesting acceleration.

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.

Sincerely,

Tidal ETF Trust	Foreside Fund Services, LLC

/s/ Eric W. Falkeis	/s/ Mark Fairbanks
Eric W. Falkeis	Mark Fairbanks
Chairman	Vice President